BRAINSCANOLOGY, INC

2021 Report

Dear investors,

FDA Process

We are preparing for a pre-submission meeting with the FDA. Great news is that ADMdx, one of our competitors, recently got FDA clearance for their product, which is very similar in purpose to ours except they do not make diagnoses. They only describe the brain changes, which is a lot easier than training a machine learning model to accurately diagnose a disease. We will thus create a product just like theirs, but using our patented LCPC technology, for the fast track 510(k) route while also developing our diagnostic machine learning technology through the traditional, longer route. The 510(k) gets approval in 6-12 months compared to the traditional 18-24 months. Thus, it is highly likely that we will have several FDA-approved products by the end of 2022!

Data Acquisition

We received access to two more large MRI archives for Alzheimers, including one specific to Hispanic Americans. The research literature shows ample evidence that Alzheimer's affects LatinX populations differently compared to non-Hispanic whites. We are excited to develop tools that are accurate for LatinX populations! By 2060, one-third of the U.S. population will be LatinX.

Financial Model

This quarter we have built out our financial model, which is intended to demonstrate BrainScanology's strategies pertaining to revenue streams, hiring, and operating expenses. With this model, we aim to clearly outline BrainScanology's projected performance over the next 5 years as well as the accompanying operating budgets necessary to meet our growth objectives and performance goals.

One key assumption we are making is that by the end of 2022, we will have FDA approval. This will pave the way for our launch in the United States, as well as countless other markets such as Mexico and Brazil.

Lifetime Subscription Campaign in Chile

As of September 2021, we have launched pre-order sales of a lifetime subscription to our service in Chile. To aid in the conversion of leads to sales, we have created interest forms on both our Facebook and Google advertising campaigns. This interest form can also be viewed on our Chilean website: www.brainscanology.net.

Based on the insights gleaned from the advertisements' analytics, we have been making tweaks and adjustments to our campaign on a weekly basis. With each adjustment, we have reached increasingly higher engagement rates, demonstrating our strong understanding of our target market, as well as validation of the population's interest in such technology.

We are pleased to say that with the introduction of the interest form combined with our advertising efforts, we have gained over 600 leads with new ones rolling in daily. We contracted Oh Creativo, a local marketing firm based in Santiago, Chile who is aiding in our efforts to personally communicate with each lead, as well as the development of our marketing materials. In addition, BrainScanology has hired a Spanish-speaking Business Development Intern to boost efficiency in our outreach to sales leads as well as our communication with Oh Creativo.

Modeling Investment Scenarios on CARTA

We are preparing to raise our next round of funding in the first few months of 2022. To get a clearer understanding of various terms, how much we need to raise and why, we have purchased a Carta subscription. We are in the process of modeling different funding scenarios, which will be immensely helpful for us not only in articulating but also justifying the amount of funding and accompanying terms we ask for.

With the help of the financial model, we can estimate the runway necessary for us to support and grow our business over the coming years. Having an overview of our runway outlines the fine line between raising too little or too much, ultimately helping us avoid the respective repercussions.

We need your help!

We are excited to be moving full steam ahead with developing our models, and are focusing on acquiring MRI's from institutions worldwide. We do also want to note that we are seeking to raise our next round of funding on the scale of $3-3.5M, so any introductions to VC's that are interested in investing in our space would be greatly appreciated! We are hoping to close our next round of funding by the end of May 2022.

Sincerely,

Harini Kumar

COO

Dave Nguyen

Co-Founder & CEO

Our Mission

In 5 years, we hope to have raised $10-15 million of Series A funding. These projections are not guaranteed.

See our full profile

How did we do this year?

Report Card

B+



The Good

Raised Seed Funding from WeFunder and a VC!!

Successful with hiring for a balanced team

Made significant progress with our male and female Alzheimer's models! We will blow our competition out of the water.



The Bad

Expenses for first operating year

Still seeking funds to raise Series A

We had to shift our timeline for applying for SBIR funding, we now aim to complete this in June 2022.

2021 At a Glance

January 1 to December 31


$$$$

$0
Revenue



-$508,409
Net Loss


IOU

$59,037
Short Term Debt



$895,288
Raised in 2021



$235,000
Cash on Hand
As of 03/15/21

We ♥ Our 158 Investors

Thank You For Believing In Us

Herman Venter
Katherine Blomquist
Evgeny Makhina
Terrance F Steyer
Claudette Brewer
Lynn Du
Ramon Batista
Paul Varkey
Eugenio Martinez
Kenneth Roberts
Sahar Leal
Matt Kaku
Harvey Ong
Lorene Evans
Greg Wright
Firas Abdeljawad
Lidia Godoy
Clare Berner
Satish Nadicuda
Arthur & Maria Leal
Curtis Calomeni
Andrew Dombrowski
Dr. F. La Shell Robertson
Sujit Jadhav
Danny Mathis
Eric M
Brett Kelly
Abdul Momeni
Cynthia Gillespie
Nicholas Peterson
Stan Lindenfeld
Mel Huey
Dan TRAN
Joerg F Von Oldershausen
Kumar Padmanabhan
Stephanie Gunstream
Io Investments, Llc
Andrew Stein
Tina Fina LINEBACK
Carl Jenkins
Brian Du
Rui M. Leal
Cody Leal
Aaron Reuter
Geovani Serrano Laguna
Heidi Tortorice
Abraham Joseph
David J Geaney
Christopher Lee
Kevin Jackson
Tommy Meza
Brandon Mack
Constance OBryant
Habibur Rahman
Vijo Cherian
Jo Demol
Anita Chappel
Wenji JIN
Ana Rivas
Felix Sifuentes
Felice Giannelli
Jason Kaneko
Joseph Woods
Quyen Tran
Özge Engin
Nizia S. Leal
Ian Khuong
Alberto Burgos
DOTTY HUDSON
David Gillie
David Gillie
Robby Coberly
Robert Liu
Our Goodies
Arthur Leal
E. Frischhut
Xi LIN
Brian M. Leal
Jeff Sendbo
Muralidhar Kalyanthaya
Aditi Karandikar
Thomas BERNARD
Chelsea Sligh
Arthur J Gajarsa
Britney Marshall
Vasseur VINCENT
Helen Phan
Vijayakumar Aluru
Richard Llerena
Enos Smith
Judy Liberto
Loretha Pennix
Lewis Palmer III
Aubrey Crooke
Thanh Tran
Nicolas Suarez
Anil Sunny
Lucy Medina
Alejandro Xavier Herrera
John R Rust
Paul A. Leal
Carlos A. Leal
Juliana Zhu
Marjorie Nichols
Julie Covert
Alexandra Sifuentes
Yuliang Liu
Ursula Marie Williams
Donna Laughray
Nicholas Bendowski
Dan Navarrete
Lisa Gardner
Julie Covert
Gayle Gutekunst
Jeanne Clougher
Marcus Mendiola
Allen Liu
Gino Belluomini
La Tanya Bynum
Harvir Humpal
Enrique Segarra
Thomas Klauset Aurdal
Geogy Philip
Maria J. Leal
Cameron Nichols
Naghi Prasad
Patrick Brock
Cecilia Sifuentes
Bernard Zimring
David Troxell
Sara Puls
Loris Bevanda
W Kim Colich
Dr. Darnelle Mondesir
Jacky Chan
Michael Chu
Ricardo Stieglitz
John Steiner
Alan Miller
Constance OBryant
Pascal Prunier
Deborah Oyebade
Adrián R Mandry Mercado
James E Warren
Joel Newman
Marzieh Farshad
Ryan Nichols
Sylvain Costes
Aleksander Szewczyk
Steven Sawyer
John Belluomini
Robert E DIMILIA
Debrah Lia Daniels
Brooke Bowen
Carmen Johnson
Michael Boehmer
Mahnaz Ariamanesh
Rosie Chau

Thank You!

From the BrainScanology, Inc Team



Dave Nguyen
Co-Founder & CEO



Harini Kumar
Co-Founder & COO





William Jagust

Advisor

*World-renowned expert on Alzheimer's
and dementia. A UC Berkeley
neuroscience professor.*

Amarpreet Singh

Advisor

*Psychiatry professor at Tuoro University
who specializes in schizophrenia and
bipolar disorder. Associate Director of
Residency Training at California
Department of State Hospitals.*



Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Harini Kumar	Research Associate @ Real Capital Analytics	2020
David Nguyen	CEO @ BrainScanology	2020

Officers

OFFICER	TITLE	JOINED
Harini Kumar	COO	2020
David Nguyen	CEO	2020

Voting Power ⊙

HOLDER	SECURITIES HELD	VOTING POWER
Harini Kumar	2,500,000 Common	25.7%
David Nguyen	7,230,000 Common	74.3%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
05/2021	$44,500		Section 4(a)(2)
08/2021	$973	Common Stock	Section 4(a)(2)
09/2021	$149,815		4(a)(6)
09/2021	$700,000	Safe	Section 4(a)(2)
04/2022	$20,000	Safe	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Erik Demelo ⊙	05/01/2021	$44,500	$0 ⊙	%		

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	9,730,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	$700K SAFE with 10% discount, $3.5M Cap
Options:	0

Risks

COVID-19 can materially impact our business. It is unclear how long the COVID-19 pandemic will last and to what degree it could hurt our ability to generate revenues.

Harini Kumar is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

BrainScanology may never receive equity financing or elect to convert the Securities upon such future financing. In addition, BrainScanology may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

We have a major head start on applying the LCPC algorithm to brain MRIs, because David Nguyen invented it and is the first to do this on brains. However, we have not patented a machine learning model for diagnosing neurological diseases through MRI scans yet. We plan to file a patent in January of 2021.

We have not developed machine learning models for a full range of ages for each neurological disease that we plan to analyze. Some combinations of age+gender+disorder may be harder to classify than others. This means that it will take longer to develop a predictive model for that group of patients.

If university and hospital laboratories do not collaborate and share MRI data for specific minority groups, then our predictive model will not be accurate for ethnic minorities. There is a lot of archived data that we have access to, but we need access to private data through collaborations.

Only David Nguyen is a full-time employee at this time. If the Wefunder campaign is not successful, then Harini Kumar will not be able to also work full-time.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

<u>Minority Ownership</u>

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[?];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

BrainScanology Inc

- Delaware Corporation
- Organized August 2020
- 3 employees

11684 Harlan Rd
Dublin CA 94568

http://www.BrainScanology.com

Business Description

Refer to the BrainScanology, Inc profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

BrainScanology, Inc has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Delayed filing.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.